  Exhibit 99.1
Prophecy Gibellini Vanadium Project: Independent Contractor Appointed to Prepare Environmental Impact Statement

Vancouver, British Columbia, June 19, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce the appointment of a third party National Environmental Policy Act (NEPA) contractor, SWCA Environmental Consultants (SWCA), to work under the direction of the Bureau of Land Management (BLM) per the provisions of a Memorandum of Understanding between SWCA Environmental Consultants, BLM and Nevada Vanadium, LLC (previously Gibellini Vanadium, LLC.), a wholly owned subsidiary of Prophecy Development Corp., to prepare the Environmental Impact Statement (EIS) for the Gibellini Vanadium Project located in Eureka County, Nevada, USA and assist the BLM in the maintenance of the administrative record.

The Gibellini EIS will be one of the first mining EIS’s done under Secretarial Order 3355 (“SO 3355”) that mandates the Final EIS cannot exceed 150 pages in length and must be completed within one year of the publication date of the Notice of Intent (NOI) for the EIS in the Federal Register. A project schedule has been developed with the BLM that targets the first quarter of 2020 for the NOI to be published and the EIS formally started.

Appointment of the EIS contractor allows the contractor to participate in the review of the Enhanced Baseline Reports, the Mine Plan of Operations and all relevant data and project information that will serve as the foundation for the NEPA review. This early start by the BLM EIS contractor will ensure a streamlined EIS process once the formal NEPA process begins after the publication of the NOI in the Federal Register.

Based on this guideline, an EIS Record of Decision would be expected no later than Q1 2021. Upon receipt of a positive ROD and issuance of Nevada State permits, Prophecy plans to start mine construction in 2021 subject to project financing completion, and begin vanadium production by Q4 2022.

 “Appointment of SWCA as the EIS contractor through competitive tender is a significant milestone for Prophecy’s Gibellini vanadium project,” notes Ron Espell, VP Environment and Sustainability. “The NOI is on target to be published in early Q1 2020, which will represent the starting point of a well-defined 12-month process under SO 3355 that shareholders will be able to mark and track on their calendars through to the EIS Record of Decision.”

Mike Doolin, Prophecy’s CEO states: “This an exciting time for Prophecy. We continue to work through the permitting and detail engineering, executing our goals and building confidence in our timeline. We believe Gibellini is the only project poised to begin vanadium mine production in the US by 2022, just 3 years from now.”

Visit www.prophecydev.com to learn about Gibellini project timeline and economics.

About SWCA

SWCA Environmental Consultants (SWCA) is a nationwide environmental consulting firm that has served the BLM for more than 30 years as a NEPA contractor. SWCA has been the third-party consultant for some of the most complex recent mining EISs in the United States. SWCA has assembled an outstanding team of environmental professionals to complete the Gibellini EIS analysis in accordance with SO 3355, in a timely and efficient manner. SWCA has strategically engaged Itasca Denver, Inc. (IDI), and BGC Engineering, Inc. (BGC), as teaming partners. These companies bring decades of environmental, socioeconomic, and engineering experience with mining projects. All team members were selected specifically because they have the practical experience to deliver high quality work products on time and within budget. Team members were also selected to ensure that the EIS process is completed within the 12-month SO 3355 mandated time frame.

Further information on SWCA can be found at https://www.swca.com/

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD
“Michael Doolin”
Chief Executive Officer
For more information about Prophecy, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to, (i) the PEA representing a viable development option for the project; (ii) construction of a mine at the project and related actions; (iii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iv) the estimated amount of future production, of both [raw material?] and metal recovered; and (vi) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Prophecy’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics of the rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by Prophecy or its consultants. Prophecy and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although Prophecy and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Prophecy and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or reflect the occurrence of unanticipated events, except as expressly required by law.